Filed Pursuant to Rule 433

Registration No. 333-224830

Issuer Free Writing Prospectus dated May 29, 2019

Relating to Preliminary Prospectus Supplement dated May 28, 2019

CNO Financial Group, Inc.

Pricing Term Sheet

$500,000,000 5.250% Senior Notes due 2029

Increase in Size of Offering:

The aggregate principal amount of Notes to be issued in the offering has been increased from $425.0 million to $500.0 million.

The Issuer intends to use the net proceeds of the offering of the Notes to (i) repay all amounts outstanding under its existing revolving credit facility, (ii) redeem all of its outstanding 4.500% Senior Notes due 2020 and (iii) pay fees and expenses related to the foregoing. Any remaining amounts will be used for general corporate purposes.

Issuer:	CNO Financial Group, Inc.

Security Description:	5.250% Senior Notes due 2029

Aggregate Principal Amount Offered:	$500,000,000

Maturity:	May 30, 2029

Price to Public:	100.000%, plus accrued and unpaid interest from June 12, 2019

Yield-to Maturity:	5.250%

Benchmark Treasury:	2.375% UST due May 15, 2029

Benchmark Treasury Price:	101-05+ -101-06

Benchmark Treasury Yield:	2.241%

Spread to Benchmark Treasury:	301 basis points

Gross Proceeds to

Issuer:	$500,000,000

Net Proceeds to Issuer before offering expenses:	$496,000,000 (after deducting underwriting discounts)

Optional Redemption:	Make-whole call at any time at Treasury + 50 basis points On or after February 28, 2029, at par at any time.

CUSIP / ISIN:	12621E AL7 / US12621EAL74

Interest Payment Dates:	May 30 and November 30

Regular Record Dates:	May 15 and November 15

First Interest Payment Date:	November 30, 2019

Trade Date:	May 29, 2019

Settlement Date:	June 12, 2019 (T+10)

Ratings:*	Baa3 / BB+ / BB+ (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Barclays Capital Inc. KeyBanc Capital Markets Inc. RBC Capital Markets, LLC

Co-Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc.

*It is expected that delivery of the notes will be made against payment therefore on or about June 12, 2019, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by phone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, Barclays Capital Inc., Attention Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by phone at (888) 603-5847 or by email at barclaysprospectus@broadridge.com; KeyBanc Capital Markets Inc., Attention: Debt Syndicate, 127 Public Square, Cleveland, OH 44114 or by phone at (866) 227-6479 or RBC Capital Markets, LLC, Attention: Leveraged Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281, by phone at (877) 280-1299.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.